

handwritten: AB 3/20

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mall Processing
Section

MAR 0 4 2014

Washington DC
404

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SEC FILE NUMBER
8- 65754



14049205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2013____ AND ENDING____12/31/2013____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pondview Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Forest Street
_____
                        (No. and Street)

Sherborn   MA   01770
_____   _____   _____
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Franklin Perlmutter   (508) 650-0011
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
_____
        (Name – *if individual, state last, first, middle name*)

1330 Boylston Street	Chestnut Hill	MA	02467
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Franklin Perlmutter_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Pondview Capital, LLC_____ , as

of _December 31_____ , 20_13____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

BARRIE H. CLOUGH
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 17, 2020

Notary Public

_____
Signature

Principal
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PONDVIEW CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013



TABLE OF CONTENTS


SAMET

*Certified Public Accountants*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Pondview Capital, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Pondview Capital, LLC (a
Delaware limited liability company) (the "Company") which comprise the statement of
financial condition as of December 31, 2013, and the related statements of income,
changes in member's equity and cash flows for the year then ended that are filed pursuant
to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the
financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial
statements in accordance with accounting principles generally accepted in the United
States of America; this includes the design, implementation, and maintenance of internal
control relevant to the preparation and fair presentation of financial statements that are
free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our
audit. We conducted our audit in accordance with auditing standards generally accepted
in the United States of America. Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and
disclosures in the financial statements. The procedures selected depend on the auditor's
judgment, including the assessment of the risks of material misstatement of the financial
statements, whether due to fraud or error. In making those risk assessments, the auditor
considers internal control relevant to the Company's preparation and fair presentation of
the financial statements in order to design audit procedures that are appropriate in the
circumstances, but not for the purpose of expressing an opinion on the effectiveness of
the Company's internal control. Accordingly, we express no such opinion. An audit also
includes evaluating the appropriateness of accounting policies used and the
reasonableness of significant accounting estimates made by management, as well as
evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to
provide a basis for our audit opinion.

- 1 -

Samet & Company PC
1330 Boylston Street   617.731.1222
Chestnut Hill, MA 02467   617.734.8052 fax   www.samet-cpa.com



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pondview Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

Samako Company PC

Chestnut Hill, Massachusetts
February 10, 2014



PONDVIEW CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash $ 11,434

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses $ 3,600

Member's equity   7,834

                                                        $ 11,434



PONDVIEW CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2013

Revenues:		
Consulting fees	$	207,500
Operating expenses:		
Management fees		14,400
Fees and licenses		4,345
Professional fees		3,600
Office expenses		600
Bank charges		135
		23,080
Net income	$	184,420



PONDVIEW CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2013

Balance, January 1, 2013	$	9,514
Net income		184,420
Distributions to member		(186,100)
Balance, December 31, 2013	$	7,834



PONDVIEW CAPITAL, LLC

<u>STATEMENT OF CASH FLOWS</u>
Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	184,420
Changes in operating liabilities:		
Accrued expenses		100
Net cash provided from operating activities		184,520
Cash flows from financing activities:		
Member distributions		(186,100)
Net decrease in cash during the year		(1,580)
Cash, beginning of year		13,014
Cash, end of year	$	11,434



PONDVIEW CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1   **Organization and nature of business**

Pondview Capital, LLC (the "Company") was formed in 2002 as a Delaware limited liability company. The Company is wholly owned by Pondview LLC (the "Parent"). The Company offers merger and acquisition advisory services and private placements of securities. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2   **Summary of significant accounting policies**

Revenue recognition
The Company enters into contracts with customers calling for monthly consulting fees to be paid during the term of the arrangement and commission based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is completed. Accordingly, management recognizes monthly consulting fees in revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonably assured, with commission revenue recognition once each Transaction is completed.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member limited liability company. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or losses and tax credits are reflected on the income tax returns of the member of the Company.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.



Note 2   **Summary of significant accounting policies (continued)**

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent events
The Company has evaluated subsequent events through February 10, 2014, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company's net capital was $7,834, which was $2,834 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.46 to 1.

Note 4   **Related party transactions**

Pursuant to an expense sharing agreement, effective January 2, 2013 the Parent agreed to pay all operating expenses of the Company in connection with its corporate offices including automobile, insurance, postage, telephone, rent, photocopy, miscellaneous office supplies, and the salaries of individuals employed by the Parent who at any time perform work on Company matters. The expense sharing agreement provides that certain expenses will be apportioned back to the Company and in addition that the Company will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and those supplies such as stationery used solely by the Company. Additionally, it states that the Company agreed not to make any distributions or transfer funds if it would result in the Company's net capital falling below 120% of its minimum under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements. Amounts paid to the Parent are reported as management fees on the accompanying statement of income and totaled $14,400 during the year ended December 31, 2013.



NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2013

Note 5   **Concentrations**

Major customers
The Company received 100% of its revenue from two customers during the year ended December 31, 2013.

Cash
The Company maintains its cash balances at a high-quality financial institution. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

Note 6   **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(i).



PONDVIEW CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2013

Capital		
Member's equity	$	7,834
Net capital	$	7,834
Aggregate indebtedness		
Accrued expenses	$	3,600
Computation of basic net capital requirement		
Minimum net capital required	$	240
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	2,834
Net capital less 120% of minimum		
dollar net capital required	$	1,834
Percentage of aggregate indebtedness to net capital		46%

**Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2013)**

Net capital, as reported in Company's part II (unaudited) focus report	$	7,834
Net capital per above	$	7,834



SAMET



REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Member of
Pondview Capital, LLC

In planning and performing our audit of the financial statements of Pondview Capital, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17(a)-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

- 11 -

617.731.1222
617.734.8052 fax

www.samet-cpa.com



REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith & Company PC

Chestnut Hill, Massachusetts
February 10, 2014